UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2023

BREWDOG USA INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10532

Delaware

(State or other jurisdiction of incorporation or organization)

47-4320975

(I.R.S. Employer Identification No.)

65 E State St, Suite 1800

Columbus, OH 43215

(Address of principal executive offices)

614-908-3051

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. A taproom and a craft beer themed hotel were opened at the brewing facility in Columbus in February 2017 and August 2018, respectfully. BrewDog has also opened nine bars – two in Columbus, Ohio in 2018; Indianapolis, Indiana in 2019; Cincinnati, Ohio in 2019; Pittsburgh, Pennsylvania in 2020; New Albany, Ohio in 2021; Cleveland, Ohio in 2021; Atlanta, Georgia in 2022 and Las Vegas, Nevada in 2022.  Two bars have subsequently closed, Indianapolis, Indiana in 2022; and Pittsburgh, Pennsylvania in 2023.

BrewDog’s mission:

•Our mission is to make other people as passionate about great beer as we are.

BrewDog’s charter:

•For Better Beer.

•For Better Planet.

•Powered by People.

•For Us All.

Management’s discussion and analysis of financial condition and results of operations as of December 31, 2022, is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626923000001/brewdogform1k2022.htm

A.Operating Results Overview

BrewDog USA Inc. (“BrewDog” or the “Company” “Us” or “We”) was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog Plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant and hotel establishments, which may have small brewing facilities on site that will operate under the name “BrewDog” and will sell BrewDog beer, along with food items.

Results of Operations

The period of January 1, 2023 to June 30, 2023

Revenue. Total revenue for the period of January 1, 2023 to June 30, 2023 was $25,206,624 primarily in wholesale craft beer sales and drink and food sales from our bars.  This was an increase of 41% on the equivalent prior year period.  Revenue growth drivers include full operation of new bars in Atlanta and Las Vegas as well as increased demand for non-alcoholic beer products.

Cost of Sales. Cost of sales for the period of January 1, 2023 to June 30, 2023 were $16,679,739. Cost of sales for the period comprised of Brewery raw material costs, packaging costs, manufacturing labor and overhead as well as Bar drink and food purchases and labor for preparing and serving.

Gross profit. Gross profit for the period January 1, 2023 to June 30, 2023 were $8,526,885 or 34% of revenue, which compares to $5,148,650 or 29% of revenue for the period January 1, 2022 to June 30, 2022.  Gross profit margin increased from 29% to 34% due to a shift in mix towards higher-margin products, the opening of a new bar location in Las Vegas, and a reduction in contract brewing.

Administrative Expenses. Operating expenses for the period of January 1, 2023 to June 30, 2023 were $10,961,570. Operating expenses for the period were comprised of payroll, rent, advertising, marketing, and other administrative expenses.

Net Loss. Net loss for the period January 1, 2023 to June 30, 2023 was $(5,196,197), which compares to $(5,032,016) for the period January 1, 2022 to June 30, 2022. The increase in net loss is primarily due to an increase in Interest Expense and Depreciation partially offset increase in Other Income. In fact, during the period, EBITDA improved from $(3,438,579) to $(2,434,685) due to increased gross profit margin and expense management.

B.Liquidity and Capital Resources

We had net cash of $1,402,097 at June 30, 2023.

During the period of January 1, 2023 to June 30, 2023, operating activities used $(6,264,619) primarily due to net changes in working capital accounts in addition to the net losses.

Cash used by investing activities during the period of January 1, 2023 to June 30, 2023 was $(846,721) related to capital expenditures.  Cash provided by financing activities during the period of January 1, 2023 to June 30, 2023 was $7,278,198 and was related largely to advances from BrewDog Plc. Since inception, our capital needs have primarily been met by BrewDog Plc.

C.Plan of Operations

Our plan of operation for the period of January 1, 2023 to June 30, 2023 is as follows:

As of June 30, 2023 BrewDog expanded the distribution to two additional states: Arizona and Utah. In total, the Company now distributes to 37 states, Washington D.C., and Canada.

BrewDog is committed to experimentation and development, constantly brewing new varieties of beer and other beverages. Between January 1, 2023 and June 30, 2023, the company brewed over 120 different styles of beer, cider, hard seltzer, and non-alcoholic beer.

The Columbus brewery continues to operate its taproom and hotel, as well as two BrewDog bars in Columbus, Ohio. Additionally, the company has bars in Cincinnati, Ohio; New Albany, Ohio; Cleveland, Ohio; Atlanta, Georgia; and Las Vegas, Nevada.

To support its growth, BrewDog has hired and plans to hire additional staff to help run the business and follow through on its plans.

D.Trend Information

Based on our results since inception, BrewDog is confident in the vibrant market demand for our products in North America, particularly within the dynamic craft beer sector. The estimated $8 billion annual value of the US craft beer market underscores its potential. Although the ever-evolving nature of consumer preferences within the craft beer industry poses challenges, our adaptability remains a key strength.

Additionally, as an active participant within the three-tier system encompassing manufacturers, distributors, and retailers, BrewDog encounters competition for distributor engagement and retail prominence. This competitive environment is further influenced by the ongoing trend of wholesaler consolidation, which adds to the intricacies of the market dynamics.

Moreover, while global pricing trends for brewing essentials like hops, malt, and barley may fluctuate, we are mindful of potential inflationary pressures. Addressing this concern, BrewDog remains committed to cost-efficient practices that preserve profitability and sustain demand.

To counter these dynamics, BrewDog's has expanded our bar operations, introducing new locations in Las Vegas and Atlanta, bolstering customer experiences, and driving an impressive 67% growth in bar revenue during the period from January 1, 2022, to June 30, 2022. We also sustain our commitment to sustainability, expansion, and innovation. Strengthening our presence across states through strategic wholesale growth remains a core focus. Furthermore, our dedication to the non-alcoholic beer market positions us well for high-growth opportunities. By investing substantially to secure a leading position in this sector, we achieved a remarkable 77% growth in wholesale non-alcoholic beer revenue from January 1, 2022, to June 30, 2022.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

A discussion of our critical accounting estimates and policies can be found in the “Management’s Discussion and Analysis” section of our Annual Report on Form 1-K for the year ended December 31, 2022. There were no material changes to the information previously disclosed.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.
Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022	6
Consolidated Statements of Comprehensive Loss - June 30, 2023 and 2022	7
Consolidated Statements of Stockholders’ Deficit - June 30, 2023	8
Consolidated Statements of Cash Flows – June 30, 2023 and 2022	9
Notes to Consolidated Financial Statements	10-23

BrewDog USA Inc

Consolidated Balance Sheets

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

	June 30, 2023	December 31, 2022
	$	$
Assets
Cash and cash equivalents	$ 1,402,097	$ 1,235,239
Inventories	3,308,439	4,328,349
Prepaid expenses and other current assets	1,497,051	4,317,806
Total current assets	6,207,587	9,881,394

Property and equipment, net	57,705,697	58,987,616
Operating right-of-use assets	36,128,331	37,117,088
Total non-current assets	93,834,028	96,104,704

Total Assets	100,041,615	105,986,098

Liabilities and stockholder's equity
Accruals and other current liabilities	$ 6,286,495	$ 13,508,764
Current operating lease liabilities	2,111,675	2,067,293
Accounts payable - BrewDog plc	77,348,578	70,067,833
Total current liabilities	85,746,748	85,643,890

Deferred tax liability	491,288	245,650
Other non-current liabilities	221,673	252,024
Non-current operating lease liabilities	38,399,683	39,466,114
Total non-current liabilities	39,112,644	39,963,788

Common stock; par value of $0.01: 10,000,000 shares	65,390	65,390
authorized and 6,538,985 shares issued and outstanding at June 30, 2023 and December 31, 2022
Additional paid-in capital	11,523,485	11,523,485
Accumulated deficit	(36,406,652)	(31,210,455)
Total stockholders’ deficit	(24,817,777)	(19,621,580)

Total liabilities and stockholders’ deficit	$ 100,041,615	$ 105,986,098

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Comprehensive Loss

Six Months Ended June 30, 2023 (unaudited) and

for the Six Months Ended June 30, 2022 (unaudited)

	June 30, 2023	June 30, 2022
	$	$
Revenue	$ 25,206,624	$ 17,911,709
Cost of revenue	16,679,739	12,763,059
Gross margin	8,526,885	5,148,650

Costs and other expenses
Administrative expenses	10,961,570	8,587,229
Interest expense	1,643,015	308,556
Depreciation	2,128,640	1,606,084
Operating Loss	(6,206,340)	(5,353,219)

Other Income
Other Income	1,255,781	106,935
Loss before income tax expense	(4,950,559)	(5,246,284)

Income tax expense (benefit)	245,638	(214,268)
Net comprehensive loss	$ (5,196,197)	$ (5,032,016)

Basic loss per share	(0.79)	(0.77)
Weighted Average basic common shares outstanding	6,538,845	6,538,845

See accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Shareholder’s Deficit as of June 30, 2023 (unaudited)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2022	6,538,985	$ 65,390	$ 11,523,485	$ (31,210,455)	$ (19,621,580)
Stock issuance	0	0	11,638	0	0
Stock issuance cost recovery	0	0	4,925	0	0,
Net loss	0	0	0	(5,196,197)	(5,196,197)
Balance, June 30, 2023	6,538,985	$ 65,390	$ 11,523,485	$ (36,406,652)	$ (24,817,777)

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2023 (unaudited) and

for the Six Months Ended June 30, 2022 (unaudited)

	June 30, 2023	June 30, 2022
Operating activities	$	$
Net loss	$ (5,196,197)	$ (5,032,016)
Adjustment to reconcile net loss to net cash provided by
operating activities:
Depreciation expense	2,128,640	1,595,425
Deferred tax expense (benefit)	245,638	(214,268)
Changes in operating assets and liabilities:
Inventories	1,019,909	(329,558)
Prepaid expenses and other current assets	2,820,755	238,238
Accruals and other liabilities	(7,283,364)	6,776,216
Net cash provided by operating activities	(6,264,619)	3,034,037

Investing activities
Capital expenditures	(846,721)	(11,422,113)
Net cash used in investing activities	(846,721)	(11,422,113)

Financing activities
Advances from BrewDog plc	7,280,745	7,943,907
Proceeds (repayment) from borrowings	(2,547)	2,172
Issuance of common stock	0	11,641
Increase (decrease) to Additional Paid in Capital	0	4,925
Net cash provided by financing activities	7,278,198	7,962,645

Net increase (decrease) in cash and cash equivalents	166,858	(425,431)
Cash and cash equivalents, beginning of year	1,235,239	1,339,911
Cash and cash equivalents, end of period	$ 1,402,097	$ 914,480

Supplemental schedule of non-cash financing activities
Purchase of property and equipment in accruals and other current liabilities	$ 255,720	$ 5,834,087

See Accompanying notes.

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

1. Organization and Description of Business

BrewDog USA Inc. (“BrewDog”, the “Company”, or in the first-person notations of “we,” “us,” and “our”) was formed on April 22, 2015 as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries are engaged in the business of selling craft beer throughout the United States, under the legal entities: BrewDog Columbus LLC, BrewDog Brewing Company LLC, BrewDog DogTap LLC, BrewDog Indianapolis LLC, BrewDog Pittsburgh LLC, BrewDog Franchising LLC, BrewDog Licensing LLC, BrewDog Las Vegas LLC, and BrewDog Atlanta LLC. BrewDog is headquartered in Columbus, OH and consists of the following:

•A taproom and brewery that opened in 2017 in Canal Winchester, OH.

•A network of 7 bars and a hotel that opened 2018 to 2022 across Ohio, Georgia, and Nevada.

•One location, Indianapolis, Indiana opened in 2019 and was closed in 2022.

•One location, Pittsburgh, Pennsylvania opened in 2019 and was closed in 2023.

2. Significant Accounting Policies

Presentation

The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions of BrewDog and its wholly owned subsidiaries have been eliminated in consolidation. BrewDog retains any cash generated from operations to fund further operations.  BrewDog Plc funds BrewDog’s investing activities, and as necessary any shortfall in operational funding. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from September 20, 2023.

Accounting estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

2. Significant Accounting Policies (continued)

Fair value measurement

We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Common stock

BrewDog issued common stock with no voting rights to the public in a series of Regulation A crowdfunding offerings in each of the years from 2016 to 2021.

All crowdfunding offerings have been closed.

In 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share. At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

Revenue

During the period of January 1, 2023 to June 30, 2023, revenue consisted of sales of our beer to United States-based distributors and through self-distribution; sales of beer under a contract brewing arrangement; retail sales of beer, wine, food and merchandise at our bars; and rentals of rooms at our hotel. Sales of products are for cash or otherwise agreed-upon credit terms. BrewDog’s accounting policy is to exclude excise taxes from the measurement of revenues. Our payment terms vary by customer; however, the time period between when revenue is recognized and when payment is due is not significant. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. Our sales to distributors are purchase order driven and have a single performance obligation. Revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms.

Our contract brewing sales are purchase order driven and revenue is recognized when control over the finished product transfers to the customer, which is when the specified order is delivered.

At our hotel, we have performance obligations to provide accommodations to hotel guests. We are entitled to a fixed nightly fee for an agreed-upon period. These fees are payable at the time the hotel guest checks out of the hotel. We recognize the revenue from room sales on a daily basis, as the rooms are occupied and we have rendered the services. Retail sales for merchandise, beer, and food at the taproom and bars are recognized at the point of sale to the customer. Percentages of sales by selling channel are as follows:

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

2. Significant Accounting Policies (continued)

	2023 (unaudited)	2022 (audited)

Retail Sales	70% (hotel rooms were 4%)	63% (hotel rooms were 5%)
Sales to distributors	29%	36%
Contract brewing sales	1%	1%

Major customers

For the period of January 1, 2022 to June 30, 2023, one major customer accounted for at least 10% of revenues. This customer accounted for 18% and 15% of our 2023 and 2022 revenue, respectively.

Shipping and Handling

BrewDog records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of revenue. BrewDog accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Cost of revenue

Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing materials, such as hops and malts, packaging materials, including cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Operating expenses

Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

2. Significant Accounting Policies (continued)

Foreign currency

The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

prevailing at the consolidated balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction, with foreign currency transaction gains and losses recorded in the consolidated statements of comprehensive loss.

Income taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. We assess the realizability of deferred tax assets and provide a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers all available positive and negative evidence.

A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. See Note 8 for additional information.

Accounts receivable

Accounts receivable are included in prepaid expenses and other current assets in the consolidated balance sheets. We derive the majority of our revenues from sales of our products to distributors and directly to the public. We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a customer, when we believe the required payment of specific amounts owed to us is unlikely to occur. At June 30, 2023 and December 31,2022, we had no allowances for doubtful accounts.

2. Significant Accounting Policies (continued)

Incentives and other reductions

In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements for certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

comply with the conditions attached to the incentives. At that time, the incentives will be recognized either in the consolidated statements of comprehensive loss for incentives related to income or the consolidated balance sheets for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

Cash and cash equivalents

BrewDog considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets

Prepaid expenses consist of various payments that BrewDog has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for products and services at new locations under construction, prepaid royalties, and service contracts requiring up-front payments.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future.

2. Significant Accounting Policies (continued)

Property and equipment

Tangible fixed assets, other than land, are stated at cost or valuation less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset over its expected useful life, as follows:

1. Land	Not depreciated

2. Assets under construction	Not depreciated

3. Computer equipment	2 – 3 years of life on straight-line basis

4. Motor vehicles	25% on declining balance

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

5. Fixtures and fittings	10% – 25% on declining balance and 4 years of life on straight-line basis

6. Property and equipment	10% – 25% on declining balance and 2-4 years of life on straight-line basis

7. Buildings	4 – 50 years of life on straight-line basis

8. Leasehold improvements	Lesser of remaining term of lease or estimated useful life of the asset

Certain brewing equipment, included within property and equipment, is depreciated at 10% on the reducing balance method and has been allocated a residual value, dependent on the tank’s use.

Depreciation expense was $2,128,640 and $1,606,084 for the six months ending June 30, 2023 and 2022, respectively.

Deferred revenue

Proceeds from non-equity crowdfunding as well as sales of gift cards and deposits for future events are recorded as deferred revenue within accruals and other current liabilities and recognized in the consolidated statements of comprehensive loss once the related products have been delivered.

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

2. Significant Accounting Policies (continued)

Leases and Leasehold Improvements

At the beginning of 2019, the Company adopted ASC 842, Leases, using the modified retrospective approach.

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses. BrewDog’s lease agreements for bar locations are for five to fifteen-year periods with renewal options for additional five-year periods.  At lease commencement, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term.

As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

COVID-19

A variety of federal, state, and local efforts have been initiated in response to the COVID-19 crisis, including the Coronavirus Aid, Relief and Economic Security Act (“CARES” Act) that was enacted on March 27, 2020 Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (Economic Aid Act) that was enacted on December 27, 2020.

The CARES Act instituted the Employee Retention Credit which provides for a fully refundable tax credit on qualified wages for eligible employers.  During the period of January 1, 2023 and June 30, 2023 the company recognized $1,255,781 in credits compared to $106,935 recognized in 2022.

The Company entered into a $150,000 Loan Authorization Agreement with the U.S. Small Business Administration pursuant to the Economic Injury Disaster Loans assistance program (“EIDL Loan”). The EIDL Loan proceeds are recorded as current debt on the consolidated balance

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

sheet as of June 30, 2023 and are available to be used for working capital and normal operating expenses.

2. Significant Accounting Policies (continued)

Subsequent events

BrewDog has evaluated subsequent events occurring after the balance sheet date and through September 20, 2023, the date these consolidated financial statements were available to be issued.  BrewDog has received approximately $5,950,000 from the parent, BrewDog Plc, to be used on various operating costs and investing activities, subsequent to the year end, through September 20, 2023.

3. Accounting Pronouncement Recently Adopted

Recent accounting pronouncements pending adoption not discussed in this Form 1-SA are either not applicable to the Company or are not expected to have a material impact on the Company.

4. Property and Equipment

Property and equipment consist of the following:

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)
Land	$ 1,118,148	$ 1,118,148
Asset under construction	280,100	464,611
Computer equipment	1,370,346	1,223,558
Motor vehicles	339,707	339,707
Fixture and fittings	8,505,605	8,238,197
Property and equipment	21,770,777	21,305,301
Buildings	41,003,021	40,851,461
Property and equipment	74,387,704	73,540,983
Accumulated depreciation	(16,682,007)	(14,553,367)
Property and equipment, net	$ 57,705,697	$58,987,616

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

5. Inventories

Inventories consist of the following:

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)
Raw materials	$ 1,616,979	$ 2,440,669
Work in progress	375,461	308,901
Finished goods	1,315,999	1,578,779
Total inventories	$ 3,308,439	$ 4,328,349

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)
Accounts receivable	$ 718,627	$ 560,227
Prepaid expenses	315,610	381,201
Distribution Rights	130,214	130,214
Landlord contributions receivable	0	3,004,000
Other	332,601	242,164
Total prepaid expenses and other current assets	$ 1,497,051	$ 4,317,806

7. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)
Trade payables	$ 2,059,585	$ 3,948,129
Payables associated with property and equipment	255,720	5,768,787
Real estate taxes payable	32,500	64,000
Deferred revenue	764,085	692,593
Sales Tax payable	282,587	259,169
Wages payable	838,242	800,345
Current portion of long-term debt	8,772	2,689
Other accruals	2,045,004	1,973,052
Total accruals and other current liabilities	$ 6,286,495	$ 13,508,764

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

8. Income Taxes

Significant components of the (benefit) expense for income taxes are as follows:

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)
Deferred:
Federal	$ 262,059	$ (92,618)
State	(16,421)	62,808
Total deferred	245,638	(29,810)
Total income tax benefit	$ 245,638	$ (29,810)

The effective tax rate is reconciled with the U.S. federal statutory rate as follows:

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)

Federal statutory income tax rate	21.0%	21.0%
State and city income tax rate	2.1	2.2
State rate change	(0.1)	(0.0)
Return to provision	0.3	0.0
Permanent items and other	(0.9)	(0.7)
Change in valuation allowance	(25.0)	(22.5)
Effective tax rate	0.0%	0.0%

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

8. Income Taxes (continued)

The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities are comprised of the following:

	June 30, 2023	December 31, 2022
	(unaudited)	(audited)
Deferred tax assets:
Capitalized start-up costs	$ 168,540	$ 176,456
Deferred revenue	162,446	106,812
Accrued interest	1,112,070	721,176
Accrued management fee	299,749	277,318
Lease liabilities	9,911,468	9,980,048
Net operating loss	10,642,048	9,599,560
Research and development credit	370,481	679,340
Other costs	275,727	457,412
Total deferred tax assets	22,942,529	21,998,122

Valuation allowance	(9,465,781)	(8,103,345)
Deferred tax assets, net of allowances	13,476,748	13,894,777

Deferred tax liabilities:
Property and equipment	(4,571,388)	(4,674,544)
Right-of-use assets	(9,396,648)	(9,465,883)
Total deferred tax liabilities	(13,968,036)	(14,140,427)
Net deferred tax liability	$ (491,288)	$ (245,650)

As of June 30, 2023, BrewDog has gross federal operating loss carryforwards of $47,678,814. The pre-2018 gross federal operating loss carryforwards of $15,685,012 expire in 2037. The remaining operating loss carryforward of $31,993,802 does not have an expiration date as a result of the provisions within the Tax Cuts and Jobs Act. Additionally, BrewDog has gross state and city operating loss carryforwards of $23,341,092, expiring in 2023 through 2028, as well as state operating loss carryforwards of $2,956,437, which begin expiring in 2038.

To assess the realization of deferred tax assets, we consider whether it is more likely than not that all or a portion of the deferred tax assets will not be realized prior to expiration. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our scheduling of the timing difference reversals indicated that deferred tax liabilities may not reverse in a sufficient time to allow us to utilize all net operating losses before expiration. As a result, valuation allowances of $9,465,781 and $8,103,345 were recorded against the deferred tax assets at June 30, 2023 and December 31, 2022, respectively.

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

9. Commitments and Contingencies

Operating Leases

As of June 30, 2023, total ROU assets and lease liabilities were as follows:

	Classification	Leases (unaudited)
Right-of-use assets
Operating lease assets	Operating right-of-use assets	$ 36,128,331
Finance lease assets	Property and equipment, net	$ 114,375
Lease liabilities
Current:
Operating lease liabilities	Current operating lease liabilities	$ 2,111,675
Finance lease liabilities	Accruals and other current liabilities	43,213
Non-current:
Operating lease liabilities	Non-current operating lease liabilities	$ 38,399,683
Finance lease liabilities	Other non-current liabilities	59,643

The gross value and accumulated depreciation of ROU assets related to finance leases as of June 30, 2023 were as follows:

Finance Lease (unaudited)

Gross value	$ 236,216
Accumulated amortization	(124,842)
Carrying value	$ 114,375

Components of lease cost for the period ended June 30, 2023 are as follows:

Lease Cost (unaudited)

Operating lease cost	$ 1,741,184

Variable lease costs not included in liability	$ 63,034

Finance lease cost:
Amortization of right-of-use asset	22,922
Interest on lease liabilities	2,225
Total finance lease cost	$ 25,147

9. Commitments and Contingencies (continued)

Maturities of lease liabilities as of June 30, 2023 are as follows:

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

10. Operating Segments

BrewDog operates in a single operating segment and, thus, a single reporting segment. Our chief operating decision maker evaluates the performance of the business overall, with the mindset that our hotel and food offerings at our bars serve to build the strength of our brand.

11. Related Party Transactions

Our operations are funded by BrewDog Plc as an intercompany balance, repayable on demand. Total funding provided during the period of January 1, 2023 to June 30, 2023 and 2022 amounted to $7,280,746 and $15,911,435, respectively.

The payable of $77,348,578 to BrewDog Plc included in the consolidated balance sheet at June 30, 2023 is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement, and interest is charged at applicable federal rates on the account balance. Total interest charged for the six-month periods ended June 30, 2023 and 2022 amounted to $1,638,835 and $307,920, respectively. The balance is primarily the result of BrewDog Plc funding the investment activity on behalf of BrewDog. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc for the six-month periods ended June 30, 2023 and 2022 amounted $76,062 and $70,874, respectively.

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2023

11. Related Party Transactions (continued)

For the six-month periods ended June 30, 2023 and 2022, the Company paid rent of $75,000 and $75,000, respectively to Ten Tonne Mouse Inc. for its Franklinton location. Mr. James Watt is the director for both companies.

23

Item 4.Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
Material Contracts*	Item 17.6

* Previously filed with Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on September 20, 2023.

BREWDOG USA, INC.

By: /s/ Neil Simpson

Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

SignatureTitle

By:    /s/ John GrahamChief Executive Officer

BrewDog USA Inc.

September 20, 2023

By:    /s/ Neil SimpsonChief Financial Officer & Director

BrewDog USA Inc.

September 20, 2023